Philadelphia Fund, Inc.
1200 North Federal Highway
Suite 424
Boca Raton, FL 33432
(561) 395-2155



You will find important information about PHILADELPHIA FUND — its investment policy and management, past record and the method of calculating the per-share net asset value in the current prospectus. This report is submitted for the general information of the Fund's shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Philadelphia Fund, Inc.

PHILADELPHIA FUND, INC.

SEMI-ANNUAL REPORT

May 31, 2001

Established 1923

PHILADELPHIA FUND, INC.

PRESIDENT'S LETTER - July 6, 2001

Since April 1st, the market averages have advanced in anticipation of an economic response to the Federal Reserve Bank's cuts in interest rates. Market conditions have been chaotic and we believe our conservative investment style has been appropriate for these conditions.

During the first six months of our fiscal year, the computer industry's book to bill ratio hit 42 percent, the lowest index level since its inception. Bulls trust the Fed to cut interest rates enough to help the economy. Certainly the Fed has given every indication it will move aggressively if more troubling economic statistics appear.

The first quarter saw worker productivity register its sharpest decline in eight years while upward wage pressure caused the largest jump in labor costs in over a decade. The Labor Department reported productivity falling at an annual rate of 1.2% in the first quarter of 2001, after rising at a rate of 2% in the last quarter of 2000. Unit labor costs, a key gauge of inflationary pressure, soared 6.3% annually versus a 4.5% advance in the last quarter of 2000.

The report highlights the dilemma facing the Federal Reserve. Slumping productivity argues for cutting interest rates while rising labor costs argue against it. Economists question whether dropping productivity and increasing wage inflation represent an anomaly or a precursor to more corrosion in the economy.

For now, we have shifted our investment posture to a more bullish stance. We began our fiscal year with 52.6% of your portfolio invested in equities and ended the half-year with 70% so invested. The fixed income portion of your portfolio began at 34.4% and was lowered to 23.7% by the half-year's end. We realize that declining productivity and increasing wage costs may squeeze corporate profits and shall judge any further actions with this in mind.

In the last couple of months, eleven new positions were added to your portfolio. All are established companies in the Old Economy. These new positions are identified with a pound (#) sign in the Portfolio of Investments on page two.

We now watch to see if interest rate cuts will improve the economy or if economic decline will continue. We are reminded of waiting in the dentist's chair for the novocaine to take effect.

Historically, the market has moved ahead of the economy by six to nine months. We expect history to repeat itself, presenting new opportunities ahead.

Very truly yours,

Donald H. Baxter

Donald H. Baxter
President

PHILADELPHIA FUND, INC.

PORTFOLIO OF INVESTMENTS — MAY 31, 2001

Shares		Value
	COMMON STOCKS—70.0%	
	AEROSPACE/DEFENSE—0.5%	
5,000	#Northrop Grumman Corp.	$ 443,800
	APPAREL/ACCESSORIES—0.8%	
15,000	#Liz Claiborne, Inc.	776,550
	AUTO & TRUCK PARTS—1.0%	
20,000	#Borg Warner, Inc.	905,000
	BANKS—7.6%	
60,000	Bank One Corp	2,376,000
70,000	PNC Financial Services Group	4,847,500
		7,223,500
	CABLE TV—7.8%	
180,000	*Comcast Corp. Special Class "A"	7,372,800
	CHEMICALS—5.4%	
150,000	Great Lakes Chemical Corp.	5,137,500
	DIVERSIFIED MACHINERY—0.9%	
20,000	#Briggs & Stratton Corp.	865,400
	ELECTRIC UTILITIES—10.3%	
15,000	#DTE Energy, Co.	670,800
35,000	Hawaiian Electric Industries, Inc.	1,297,450
39,761	*#Mirant Corporation	1,562,607
30,000	Reliant Energy, Incorporated	1,382,400
100,000	Southern Company	2,354,000
80,000	Xcel Energy, Inc.	2,424,000
		9,691,257
	FINANCIAL SERVICES—9.6%	
110,000	Federal National Mortgage Association	9,068,400
	FOOD PROCESSING—2.0%	
65,000	#Corn Products International, Inc.	$ 1,862,250
	INSURANCE—1.3%	
15,000	American International Group Inc.	1,215,000
	LEISURE/RECREATIONAL PRODUCTS—1.9%	
80,000	#Brunswick Corp.	1,808,000
	OIL & GAS OPERATIONS—3.7%	
50,000	#Kerr-McGee Corp.	3,483,500
	PAPER & PAPER PRODUCTS—2.0%	
75,000	#Sonoco Products Co.	1,901,250
	PUBLISHING—2.4%	
4,000	Washington Post Co. Class "B"	2,329,200
	RECREATIONAL ACTIVITIES—1.8%	
80,000	#Blockbuster Inc.	1,720,800
	RENTAL & LEASING SERVICES—1.9%	
80,000	#Ryder System, Inc.	1,755,200
	RETAIL STORES—3.3%	
60,000	*Costco Wholesale Corp.	2,334,600
30,000	*Toys "R" Us, Inc.	831,000
		3,165,600
	SAVINGS & LOANS—5.4%	
80,000	Golden West Financial Corp.	5,100,000
	SCIENTIFIC & TECHNICAL INSTRUMENTS—0.4%	
10,000	#Beckman Coulter, Inc.	377,500
	Total Value of Common Stocks (cost $42,300,787)	66,202,507

* Non-income producing security
\# New security holding

PORTFOLIO OF INVESTMENTS — MAY 31, 2001 (continued)

Principal Amount			Value
U.S. GOVERNMENT OBLIGATIONS—23.7%			
$ 5,000M	U.S. Treasury Bond, 13¾% due 08/15/04		$ 6,328,520
15,000M	U.S. Treasury Bond, 6½% due 02/15/10		16,106,775
	Total Value of U.S. Government Obligations (cost $21,649,498)		22,435,295
SHORT-TERM CORPORATE NOTES—19.4%			
4,000M	American Express Corp., 4.034%, due 06/07/2001		4,000,000
4,500M	CIT Corp., 3.940%, due 06/05/2001		4,500,000
3,000M	Galaxy Corp, 3.975%, due 06/04/2001		3,000,000
2,800M	General Motors Acceptance Corp., 3.994%, due 06/01/2001		2,800,000
2,000M	US Bancorp., 4.040%, due 06/04/2001		2,000,000
2,000M	US Bancorp., 4.100%, due 06/01/2001		2,000,000
	Total Value of Short-Term Corporate Notes (cost $18,300,000)		18,300,000
Total Value of Investments (cost $82,250,285)		113.1%	106,937,802
Excess of Liabilities Over Other Assets		(13.1)	(12,417,605)
Net Assets		100.0%	$ 94,520,197

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF ASSETS AND LIABILITIES — MAY 31, 2001

ASSETS		
Investments in securities, at value (identified cost $82,250,285) (Note 1A)		$106,937,802
Cash		95,049
Dividends and interest receivable		594,870
Other assets		27,139
Total Assets		107,654,860
LIABILITIES		
Payable for investment securities purchased	$13,017,354	
Payable for capital shares redeemed	14,598	
Accrued advisory and administrative fees	78,788	
Other accrued expenses	23,923	
Total Liabilities		13,134,663
NET ASSETS		$ 94,520,197
NET ASSETS CONSIST OF:		
Capital paid in		$ 67,682,833
Undistributed net investment income		422,416
Accumulated net realized gain on investments		1,727,431
Net unrealized appreciation in value of investments		24,687,517
Total		$ 94,520,197
NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PRICE PER SHARE ($94,520,197 ÷ 12,738,285 shares outstanding) 30,000,000 shares authorized, $1.00 par value (Note 2)		$7.42

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF OPERATIONS — SIX MONTHS ENDED MAY 31, 2001

INVESTMENT INCOME		
Income:		
Interest	$1,206,625	
Dividends	434,025	
TOTAL INCOME		$1,640,650
Expenses: (Notes 4 and 5)		
Investment advisory fee	357,454	
Administrative fee	119,151	
Distribution plan expenses	71,491	
Professional fees	30,048	
Director fees and expenses	29,208	
Fund accounting expense	23,244	
Transfer agent and dividend disbursing agent's fees and expenses	19,567	
Custodian fees	13,027	
Other expenses	31,675	
TOTAL EXPENSES	694,865	
Less: Custodian fees paid indirectly	2,383	
NET EXPENSES		692,482
INVESTMENT INCOME—NET		948,168
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 3):		
Net realized gain on investments	1,727,431	
Net unrealized appreciation of investments	1,408,882	
Net gain on investments		3,136,313
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		$4,084,481

See notes to financial statements

PHILADELPHIA FUND, INC.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2001	Year Ended November 30, 2000
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS		
Net investment income	$ 948,168	$ 1,833,326
Net realized gain on investments	1,727,431	6,905,849
Net unrealized appreciation (depreciation) of investments	1,408,882	(11,149,296)
Net increase (decrease) in net assets resulting from operations	4,084,481	(2,410,121)
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net investment income	(1,182,929)	(1,364,010)
Net realized gain on investments	(6,905,849)	(9,539,160)
CAPITAL SHARE TRANSACTIONS		
Increase (decrease) in net assets resulting from capital share transactions (Note 2)	2,321,250	(283,707)
Net decrease in net assets	(1,683,047)	(13,596,998)
NET ASSETS		
Beginning of year	96,203,244	109,800,242
End of period (including undistributed net investment income of $422,416 and $657,177, respectively)	$94,520,197	$ 96,203,244

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Philadelphia Fund, Inc. (the ''Fund'') is registered under the Investment Company Act of 1940, as a diversified open-end management investment company. The Fund's investment objective is to achieve long term growth of capital and income. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. Security Valuation – securities listed on national exchanges or the NASDAQ National Market are valued at the closing sales price on May 31, 2001. Short-term obligations are stated at cost which when combined with interest receivable approximates fair value.

B. Federal Income Taxes – no provision has been made for Federal income taxes on net income or capital gains, since it is the policy of the Fund to continue to comply with the special provisions of the Internal Revenue Code applicable to investment companies and to make sufficient distributions of income and capital gains to relieve it from all, or substantially all, such taxes.

C. Distributions to Shareholders – the Fund distributes its net investment income quarterly and net realized gains annually. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

D. Use of Estimates – the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

E. Other – Security transactions are accounted for on the date the securities are purchased or sold. Cost is determined and gains and losses are based, on the identified cost basis for both financial statement and Federal income tax purposes. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Premiums and discounts on bonds purchased are amortized over the life of the bonds. Interest income and estimated expenses are accrued daily.

2. Capital Stock

At May 31, 2001, there were 12,738,285 shares outstanding. Transactions in capital stock were as follows:

	Six Months Ended May 31, 2001		Year Ended November 30, 2000	
	Shares	Amount	Shares	Amount
Capital stock sold	30,423	$ 225,936	158,847	$ 1,179,650
Capital stock issued in reinvestment of distributions	899,313	6,760,263	1,156,892	9,041,220
Capital stock redeemed	(629,677)	(4,664,949)	(1,395,912)	(10,504,577)
Net increase (decrease)	300,059	$ 2,321,250	(80,173)	$ (283,707)

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Purchases and Sales of Securities

For the six months ended May 31, 2001, purchases and sales of securities, other than short-term corporate notes, aggregated $16,426,088 and $3,824,420 respectively. Purchases and sales of long-term United States Government obligations for the six months ended May 31, 2001 amounted to $21,944,587 and $32,764,063 respectively.

At May 31, 2001, the cost of investments for Federal income tax purposes was $82,250,285. Accumulated net unrealized appreciation on investments was $24,687,517 consisting of $24,739,892 gross unrealized appreciation and $52,375 gross unrealized depreciation.

4. Investment Advisory and Other Transactions with Affiliates

Baxter Financial Corporation (BFC) is the investment advisor and the administrator of the Fund.

As investment advisor, BFC supervises the Fund's investments on a continuous basis and provides the Fund with investment advice and recommendations for an annual fee equal to .75% of the first $200 million of net assets, .625% of net assets between $200 million and $400 million, and .50% of net assets in excess of $400 million.

As the Fund's administrator, BFC is responsible for providing overall supervision of the Fund's administrative operations and receives an annual fee of .25% of the average net assets of the Fund.

Both the investment advisory fee and the administrative fee are payable monthly, based on month-end net asset values of the Fund.

During the six months ended May 31, 2001, directors of the Fund who are not affiliated with BFC received directors' fees aggregating $20,350. Thomas J. Flaherty, a director and former officer of the Fund, receives a monthly pension from the Fund which amounted to $6,250 for the above six month period.

The Fund's custodian has provided credits in the amount of $2,383 against custodian charges based on the uninvested cash balances of the Fund.

5. Distribution Plan

Pursuant to an amended Distribution Plan adopted under rule 12b-1 of the 1940 Act, the Fund may pay a fee in an amount up to .5% of the Fund's average net assets calculated monthly. A component of the 12b-1 fee (.25% of the Fund's average net assets) is paid to BFC for providing shareholder services, which include advice and information regarding: share accounts; applications; use of the prototype retirement plans of the Fund; assistance with questions regarding the Fund's transfer agent, as well as other information and services. In its discretion, BFC may make payments to registered broker-dealers and members of the National Association of Securities Dealers, Inc. for providing Fund shareholders with similar services.

NOTES TO FINANCIAL STATEMENTS (Continued)

The remainder of the 12b-1 fee may be used to pay brokers and dealers which enter into agreements with BFC or which provide sales, promotional, or advertising services to the Fund, and to pay for other distribution, advertising, registration and promotional expenses associated with the sale of Fund shares.

Beginning in April 2000 and continuing until further notice, BFC has agreed to waive all 12b-1 fees in excess of .15% per annum of the Fund's average net assets.

PHILADELPHIA FUND, INC.

FINANCIAL HIGHLIGHTS

The following table sets forth the per share operating performance data for a share of capital stock outstanding, total return, ratios to average net assets and other supplemental data for each period indicated.

Per Share Data	Six Months Ended May 31, 2001	Year Ended November 30, 2000	1999	1998	1997	1996
Net Asset Value, Beginning of Year	$ 7.73	$ 8.77	$ 10.27	$ 10.05	$ 8.00	$ 7.81
Income From Investment Operations						
Net Investment Income	0.08	0.14	0.06	0.13	0.09	0.13
Net Realized and Unrealized Gain (Loss) on Investments	0.27	(0.30)	0.51	1.02	2.10	0.99
Total From Investment Operations	0.35	(0.16)	0.57	1.15	2.19	1.12
Less Distributions From:						
Net Investment Income	0.10	0.11	0.09	0.11	0.11	0.14
Net Realized Gains	0.56	0.77	1.98	0.82	0.03	0.79
Total Distributions	0.66	0.88	2.07	0.93	0.14	0.93
Net Asset Value, End of Period	$ 7.42	$ 7.73	$ 8.77	$ 10.27	$ 10.05	$ 8.00
Total Return (%)	4.40	(1.88)	5.96	12.31	27.62	16.04
Ratios/Supplemental Data						
Net Assets, End of Period (in thousands)	$94,520	$96,203	$109,800	$118,075	$113,494	$97,300
Ratio to Average Net Assets:						
Expenses (%)	1.46(a)	1.48	1.55	1.53	1.53	1.56
Net Investment Income (%)	2.00(a)	1.89	0.71	1.32	1.02	1.69
Portfolio Turnover Rate (%)	44	134	81	37	17	14

(a) Annualized

See notes to financial statements

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of
Directors of Philadelphia Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Philadelphia Fund, Inc., including the portfolio of investments as of May 31, 2001, and the related statement of operations for the six months then ended, the statements of changes in net assets for the six months then ended and the year ended November 30, 2000 and financial highlights for the six months ended May 31, 2001 and each of the four years in the period ended November 30, 2000. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended November 30, 1996, were audited by other auditors, whose report, dated December 16, 1996 expressed an unqualified opinion on these financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2001 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Philadelphia Fund, Inc. at May 31, 2001, and the results of its operations for the six months then ended, the statements of changes in net assets for the six months then ended and the year ended November 30, 2000 and financial highlights for the six months ended May 31, 2001 and each of the four years in the period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
June 18, 2001

PHILADELPHIA FUND, INC.

OFFICERS

DONALD H. BAXTER, Chairman and President
RONALD F. ROHE, Vice President/Secretary/Treasurer

ADMINISTRATIVE STAFF

KEITH A. EDELMAN, Director of Operations
DIANE M. SARRO, Director of Shareholder Services

DIRECTORS

DONALD H. BAXTER
THOMAS J. FLAHERTY
JAMES KEOGH
KENNETH W. McARTHUR
ROBERT L. MEYER
DONALD P. PARSON

PHILADELPHIA FUND, INC.

1200 North Federal Highway, Suite 424, Boca Raton, FL 33432 (561) 395-2155

INVESTMENT ADVISOR, ADMINISTRATOR AND DISTRIBUTOR

BAXTER FINANCIAL CORP.,
1200 North Federal Highway, Suite 424, Boca Raton, FL 33432

CUSTODIAN

FIRSTAR BANK, N.A., P.O. Box 640110, Cincinnati, OH 45264-0110

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

AMERICAN DATA SERVICES, INC.
Hauppauge Corporate Center, 150 Motor Parkway, Suite 109, Hauppauge, NY 11788

LEGAL COUNSEL

STRADLEY, RONON, STEVENS & YOUNG, LLP Philadelphia, PA

AUDITORS

BRIGGS, BUNTING & DOUGHERTY, LLP Philadelphia, PA